Exhibit 21
SUBSIDIARIES OF ZIMMER HOLDINGS, INC.

Name	Jurisdiction
Zimmer, Inc.	Delaware
Zimmer US, Inc.	Delaware
Zimmer CEP USA Holding Co.	Delaware
Zimmer Production, Inc.	Delaware
Zimmer Spine, Inc.	Delaware
Zimmer Manufacturing B.V.	Puerto Rico
Zimmer Global Holdings Ltd.	Switzerland
Zimmer Switzerland Holdings Ltd.	Switzerland
Zimmer GmbH	Switzerland
Zimmer Germany GmbH	Germany
Zimmer K.K.	Japan